Filed by Stone Ridge Trust

pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Stone Ridge Trust III (SEC. File No. 811-23018)

Subject Line: AVRPX Daily Liquidity: Vote Complete

First, we’d like to thank everyone who participated in the shareholder vote for AVRPX.

We are excited to announce that shareholders voted in favor of reorganizing AVRPX into an open-end, daily liquid mutual fund with a 1.50% management fee, 0.50% lower than the old AVRPX management fee of 2.00%.

There is no action required from you: shares will automatically convert into shares of the new, open-end version of AVRPX with the identical ticker on Monday, December 7th, at which time it will be available for daily sale and purchase.

The updated prospectus can be found here and will be posted to the StoneRidgeFunds.com website shortly.

If you have any questions, please don’t hesitate to reach out.

Thank you,

[First Name] [Last Name]

For important information regarding AVRPX and the reorganization of AVRPX into an open-end fund (the “Reorganization”), or to receive a free copy of the Prospectus/Proxy Statement, please call Okapi Partners LLC toll-free at 888-785-6707. The Prospectus/Proxy Statement contains important information about the Reorganization and the open-end fund in which shareholders of AVRPX will own shares upon the closing of the Reorganization, including information about investment strategies and risks, fees and expenses. The Prospectus/Proxy Statement is also available for free on the SEC’s website (www.sec.gov).

[First name] [Last name] is registered with Stone Ridge Securities LLC, which is affiliated with Stone Ridge Asset Management LLC.

Investing in the Stone Ridge All Asset Variance Risk Premium Fund (“AVRPX”) involves risk. Principal loss is possible. The Stone Ridge Funds are distributed by ALPS Distributors, Inc. ALPS Distributors, Inc. is not affiliated with Stone Ridge Securities LLC or Stone Ridge Asset Management LLC.

AVRPX’s use of derivatives may not be effective or have the desired result. For example, AVRPX may not be able to capture the variance risk premium and will bear losses to the extent that it makes an investment with respect to which the realized volatility of the underlying investment equals or exceeds the implied volatility, which may happen if the value of the underlying investment moves in an unexpected direction or to an unanticipated degree. AVRPX’s use of derivatives also involves the risk that, if the volatility of the underlying references is greater than expected, AVRPX will bear losses to the extent of its obligations under the relevant derivative contracts, which may not be outweighed by the amount of any premiums received for the sale of such derivative instruments. Derivatives also present other risks, including market risk, illiquidity risk, valuation risk, currency risk, and credit risk. The value of instruments to which AVRPX is exposed may fall due to general market or economic conditions; overall market changes; local, regional or global political, social or economic instability; currency, interest rate and commodity price fluctuations; perceptions regarding the industries in which the issuers participate, and the particular circumstances and performance of the issuers.

You should consider the investment objectives, risks and charges and expenses of any investment company mentioned herein carefully before investing; the prospectus contains this and other information about the investment company. A prospectus may be obtained by calling 855-609-3680. The prospectus should be read carefully before investing.

Links to the prospectus for AVRPX: Prospectus, Supplement, Supplement 2 and Supplement 3

For Institutional Use Only. Not for Use with the General Public.